

November 3, 2010

Clark A. Marcus
Chief Executive Officer
Comprehensive Care Corporation
3405 W. Dr. Martin Luther King, Jr. Blvd, Suite 101
Tampa, Florida 33607

> **Re:** **Comprehensive Care Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarter Ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 001-09927**

Dear Mr. Marcus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009
Item 1. Business, page 3

1. On page 44, you disclose that one contract with a health plan accounted for 23.1% of your revenues for the year ended December 31, 2009, and another contract with an HMO accounted for 27.1% of your operating revenues for the year ended December 31, 2009.
   - Please file copies of these agreements pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K and provide draft disclosure to be included in the Business section of your next Form 10-K of all the material terms of these agreements, including payment provisions, the markets to which these agreements relate and any exclusivity provisions. Alternatively, please provide us with a detailed analysis which supports your conclusion that you are not substantially dependent on these agreements.

- Please confirm that in the future, to the extent applicable, you will provide disclosure regarding your dependence on one or a few major customers and identify any customers that account for a significant portion of the company's revenues in the Business section of the filing. See Item 101(h)(4)(vi) of Regulation S-K.

Recent Developments, page 7

2. You disclose that during the period from January 1 through April 1, 2010, you added five new clients and significantly expanded services to one existing client and estimate aggregate revenues of approximately $8.0 million from these new contracts in 2010 and approximately $11.2 million in annual revenues thereafter without disclosure of the projected net income (loss) and/or earnings (loss) per share from these new contracts. Similarly, you provide projected annual revenues of CCPR due to your Agreement for the Provision of Services with MMM Healthcare, Inc. and PMC Medicare Choice, Inc. on page 26 of your Form 10-Q for the quarter ended June 30, 2010 without disclosure of the net income (loss) and/or earnings (loss) per share under the agreement. Item 10(b)(2) of Regulation S-K provides that projected revenues should be disclosed with the projected net income (loss) and/or earnings (loss) per share to put the projected revenues in a proper context. In your Form 10-Q for the quarter ended September 30, 2010, please revise your disclosure concerning the above referenced projections to present your revenue projections with the projected net income (loss) and/or earnings (loss) per share.

Form 10-Q for the Quarter Ended June 30, 2010
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 25

3. You disclose that on August 13, 2010, CompCare de Puerto Rico, Inc. (CCPR) entered into an Agreement for the Provision of Services with MMM Healthcare, Inc. and PMC Medicare Choice, Inc. whereby CCPR will become the exclusive provider of mental health and substance abuse services and pharmacy prescription drugs management services to members of MMM/PMC's benefit health plans in Puerto Rico. Please confirm that you will file a copy of this agreement with your Form 10-Q for the quarter ended September 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Riegel at (202) 551-3575 or me at me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director